Exhibit (a)(4)

70 West Plumeria Drive
San Jose, California 95134

January 23, 2003

To Our Stockholders:

I am pleased to inform you that Numerical Technologies, Inc. (“Numerical”) has entered into an Agreement and Plan of Merger with Synopsys, Inc. (“Synopsys”) and Neon Acquisition Corporation, a wholly owned subsidiary of Synopsys. Pursuant to this agreement, Neon Acquisition has commenced a tender offer to purchase all shares of Numerical common stock for $7.00 per share in cash, net to the stockholder. Accompanying this letter is a copy of Numerical’s Solicitation/Recommendation Statement on Schedule 14D-9, Neon Acquisition’s Offer to Purchase, which sets forth the terms and conditions of the tender offer, and a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 20, 2003.

If successful, the tender offer will be followed by the merger of Neon Acquisition into Numerical. In this merger, all non-tendered shares of common stock will be converted into the right to receive the same cash payment as in the tender offer, that is $7.00 per share in cash, without interest.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER, UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, NUMERICAL’S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER AND APPROVE THE MERGER AGREEMENT.

In arriving at its recommendations, Numerical’s board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Numerical has filed with the Securities and Exchange Commission. These factors include the opinion of Credit Suisse First Boston (“CSFB”), the financial advisor retained by the board of directors of Numerical, to the effect that the proposed cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders (other than Synopsys and its affiliates). The full text of the CSFB opinion is attached as Annex B to the Schedule 14D-9.

In a separate arrangement, certain directors and executive officers of Numerical have agreed to tender their shares into the tender offer and to vote their shares in favor of the merger. These stockholders beneficially own shares currently representing approximately 19 percent of Numerical’s outstanding shares.

The management and directors of Numerical thank you for the support you have given Numerical and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Narendra K. Gupta
Interim President and Chief Executive Officer